Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,

	2011	2010	2009	2008	2007

Earnings:
Net income (loss) attributable to the Company	164,384	153,902	(3,595)	84,883	257,832
Provision for income taxes	56,387	49,038	5,677	28,743	87,595
Equity in (earnings) losses from real estate ventures	(6,385)	11,379	58,867	5,462	(12,216)
Operating distributions from real estate ventures	593	188	157	1,064	11,560
Fixed charges	75,237	78,549	88,598	68,908	47,103
Total Earnings	290,216	293,056	149,704	189,060	391,874

Fixed Charges:
Interest expense	33,756	41,723	52,005	31,933	17,783
Applicable portion of rent expense (1)	41,481	36,826	36,593	36,975	29,320
Total Fixed Charges	75,237	78,549	88,598	68,908	47,103

Ratio of Earnings to Fixed Charges	3.86	3.73	1.69	2.74	8.32

1.	Represents one-third of rent expense, which we believe approximates the portion of rent expense that relates to interest.